UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Adagio Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00534A102

(CUSIP Number)

Philip Chase

7 Lucent Drive

Lebanon, NH 03766

(603) 643-7110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00534A102	13D	Page 1 of 6 pages

1	Names of Reporting Persons Adimab, LLC
2	Check the Appropriate Box if a Member of a Group(a) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,687,906
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,687,906
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,687,906
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 00534A102	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Adagio Therapeutics, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 1601 Trapelo Road, Suite 178, Waltham, MA 02451.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Adimab, LLC (the “Reporting Person”), a Delaware limited liability company. The business address of the Reporting Person is 7 Lucent Drive, Lebanon, NH 03766. The Reporting Person’s present principal occupation is to provide therapeutic antibody discovery and engineering technologies.

Information with respect to the directors and executive officers of the Reporting Person (collectively, the “Related Persons”) is included on Appendix A to this Schedule 13D.

During the last five years, neither the Reporting Person nor any Related Person has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Person acquired shares of Common Stock and preferred stock of the Issuer in exchange for an assignment of intellectual property and a license valued at $40 million, acquired shares of preferred stock for an aggregate of $12.5 million in cash consideration and was transferred shares of Common Stock that were initially issued by the Issuer to Tillman Gerngross. In connection with the completion of the IPO, each share of preferred stock held by the Reporting Person automatically converted into five shares of Common Stock.

Item 4.	Purpose of Transaction.

On March 28, 2022, Mithril II LP, in accordance with the Amended and Restated Bylaws of the Issuer (the “Bylaws”), submitted to the Issuer its formal notice of intent (the “Notice”) to nominate, and nomination of, candidates for election to the board of directors of the Issuer (the “Board”) at the 2022 annual meeting of stockholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “2022 Annual Meeting”). The Notice stated that, at the 2022 Annual Meeting, Mithril II LP, in its capacity as a stockholder of record of the Issuer, intends to nominate, and thereby nominates, for election as directors of the Issuer, Mr. Clive A. Meanwell, M.B, Ch.B., M.D., Mr. Marc Elia and Ms. Tamsin Berry (each a “Nominee” and, collectively, the “Nominees”). In the Notice, Mithril II LP also reserved the right to withdraw and/or make substitutions for one or more Nominees.

CUSIP No. 00534A102	13D	Page 3 of 6 pages

Also on March 28, 2022, Mithril II LP and (i) M28 Capital Master Fund LP and Veltro Argento LP (collectively, “M28”), (ii) Polaris Venture Partners V, L.P., Polaris Venture Partners Entrepreneurs’ Fund V, L.P., Polaris Venture Partners Founders’ Fund V, L.P., Polaris Venture Partners Special Founders’ Fund V, L.P., Polaris Partners IX, L.P. and Polaris Healthcare Technology Opportunities Fund, L.P. (collectively, “Polaris”), (iii) the Reporting Person and (iv) Population Health Equity Partners III, L.P., Population Health Equity Partners VII, L.P. and Clive Meanwell (“Population Health”) agreed to vote all of their respective shares of the Issuer’s Common Stock in favor of the election of the Nominees at the 2022 Annual Meeting.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition to the communications described in this Item 4, the Reporting Person may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described in this Item 4, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 26,687,906

•	Percent of Class: 24.0%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 26,687,906

•	Shared power to vote: 0

CUSIP No. 00534A102	13D	Page 4 of 6 pages

•	Sole power to dispose or direct the disposition of: 26,687,906

•	Shared power to dispose or direct the disposition of: 0

The above percentage is based on 111,251,660 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

On March 28, 2022, Mithril II LP, M28, Polaris, Population Health and the Reporting Person (collectively, the “Stockholders”), orally agreed to coordinate and cooperate in certain of their activities with regard to the Issuer, which agreement was subsequently memorialized, also on March 28, 2022, in an email circulated among representatives of such persons. That agreement provides that each such person will vote its shares of Common Stock in favor of the election of the Nominees at the 2022 Annual Meeting. By virtue of such agreement, the Reporting Person may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Act) comprised of the Stockholders.

Each of the Stockholders and certain of their affiliates will file a separate Schedule 13D (or as applicable, a Schedule 13D amendment) containing the required information with respect to such persons, including reporting the interests in Common Stock that such persons may be deemed to beneficially own. The Reporting Person does not assume any responsibility for the information contained in the Schedule 13Ds or Schedule 13D amendments filed by such other persons. Based in part on information provided by or behalf of such other persons, the Stockholders may be deemed to beneficially own in the aggregate 54,061,113 shares of Common Stock, representing 48.6% of the outstanding shares of Common Stock (based on 111,251,660 shares of Common Stock outstanding, as reported by the Issuer in its Form 10-Q filed with the Commission on November 15, 2021). The Reporting Person expressly disclaims beneficial ownership over any Common Stock that it may be deemed to beneficially owned solely by reason of the agreement reached among the Stockholders.

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the agreement among the Stockholders included in Item 4 of this Schedule 13D and the email memorializing such agreement attached as Exhibit 1 hereto are each incorporated herein by reference.

Except for the foregoing, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 00534A102	13D	Page 5 of 6 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

1	Email memorializing the agreement reached among Mithril II, M28, Polaris, Adimab, LLC and Population Health.

CUSIP No. 00534A102	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2022

Adimab LLC

By:	/s/ Philip Chase
Name:	Philip Chase
Title:	General Counsel

APPENDIX A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Adimab, LLC are set forth below. The principal business address of each of the executive officers and members is 7 Lucent Drive, Lebanon, NH 03766.

Name	Present Principal Occupation or Employment	Citizenship
Tillman U. Gerngross, PhD	Co-Founder and Chief Executive Officer	USA
K. Dane Wittrup, PhD	Co-Founder and Chairman of the SAB	USA
Eric Krauland, PhD	Chief Scientific Officer	USA
Guy Van Meter	Chief Business Officer	USA
Ryan McGovern	Chief Financial Officer	USA
Philip Chase	General Counsel	USA
Max Vásquez, PhD	Chief Computing Officer	USA
Mary Schiavoni	Chief Human Resources Officer	USA
Terry McGuire	Managing Partner, Polaris Partners	USA
Mike Ross, PhD	Managing Partner, SV Health Investors	USA
Ajay Royan	Founder and Managing General Partner, Mithril Capital Management	USA

Exhibit 1

From: Ajay Royan

Sent: Monday, March 28, 2022 9:18 PM

To: Phil Chase; Lauren Crockett; Terry McGuire; Marc Elia; Clive Meanwell; Chris Cox

Cc: Kadekar, Kiran; Brand, Richard

Subject: Adagio nomination

Friends and colleagues,

As we previously discussed and agreed, Mithril has delivered notice of our intention to nominate three directors for election at the 2022 annual meeting of ADGI. These highly qualified candidates are Clive Meanwell, Marc Elia and Tamsin Berry.

Thank you again for your hard work today and for providing us with all of the materials and information that we included in the nomination notice. We appreciate your support.

This email is to memorialize our understanding and agreement reached earlier today that you will vote your shares in favor of the election of these nominees at the meeting.

*Please confirm your receipt of this message.*

Thanks again — here’s to the success of Adagio and its righteous fight against the scourge of this pandemic and others yet to come.

Very best,

Ajay